Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2026

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2026 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 September 2026 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 1 September 2026, Wempi Saputra succeeded Fatima Yasmin as Vice-President for Sectors and Themes.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2026

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2402_GMTN2084_00_2	21-Aug-26	21-Aug-31	7% AMD FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 26/31	AMD	2,378,000,000.00
			AMD TOTAL		2,378,000,000.00

2411_GMTN2092_00_1	24-Sep-26	24-Sep-29	3.6% CAD FIXED RATE NOTE 26/29	CAD	750,000,000.00
			CAD TOTAL		750,000,000.00

2405_RNP_00	7-Sep-2026	7-Sep-2029	1.5% CNY FIXED RATE NOTE 26/29	CNY	3,000,000,000.00
			CNY TOTAL		3,000,000,000.00

2394_GMTN2078_01_2	11-Sep-2026	10-Aug-2028	12.5% COP FIXED RATE DUAL CURRENCY NOTE 26/28	COP	750,000,000,000.00
2394_GMTN2078_00_2	10-Aug-2026	10-Aug-2028	12.5% COP FIXED RATE DUAL CURRENCY NOTE 26/28	COP	525,000,000,000.00
			COP TOTAL		1,275,000,000,000.00

2395_GMTN2079_00_2	10-Aug-26	10-Aug-27	17.5% EGP FIXED RATE DUAL CURRENCY NOTE 26/27	EGP	1,500,000,000.00
2390_GMTN2073_00_2	22-Jul-26	22-Oct-27	16% EGP FIXED RATE DUAL CURRENCY NOTE 26/27	EGP	1,500,000,000.00
2381_GMTN2063_00_2	2-Jul-26	2-Jul-27	17% EGP FIXED RATE DUAL CURRENCY NOTE 26/27	EGP	3,000,000,000.00
			EGP TOTAL		6,000,000,000.00

2406_GMTN2088_00_1	17-Sep-26	17-Jan-34	3.4% EUR FIXED RATE NOTE 26/34	EUR	1,250,000,000.00
			EUR TOTAL		1,250,000,000.00

2385_GMTN2067_00_1	8-Jul-26	8-Jul-32	GBP FLOATING RATE NOTES 26/32	GBP	500,000,000.00
			GBP TOTAL		500,000,000.00

2409_GMTN2090_00_2	28-Sep-26	28-Sep-28	3.71% HKD FIXED RATE NOTE 26/28	HKD	400,000,000.00
2407_GMTN2089_00_2	24-Sep-26	24-Sep-28	3.565% HKD FIXED RATE NOTE 26/28	HKD	400,000,000.00
2392_GMTN2074_00_2	28-Jul-26	28-Jul-28	3.253% HKD FIXED RATE NOTE 26/28	HKD	400,000,000.00
2387_GMTN2069_00_1	17-Jul-26	17-Jul-31	3.456% HKD FIXED RATE NOTE 26/31	HKD	5,000,000,000.00
			HKD TOTAL		6,200,000,000.00

2386_GMTN2068_00_2	15-Jul-26	15-Jul-38	HUF ZERO COUPON/ CALLABLE 26/38	HUF	95,000,000,000.00
			HUF TOTAL		95,000,000,000.00

2399_GMTN2083_00_2	26-Aug-26	26-Aug-33	2.408% JPY FIXED RATE NOTE 26/33	JPY	20,000,000,000.00
			JPY TOTAL		20,000,000,000.00

2408_GMTN2087_00_1	15-Sep-26	16-Oct-29	14.9% KZT FIXED RATE / AMORTIZING NOTES 26/29	KZT	18,800,000,000.00
2401_GMTN2077_00_1	14-Aug-26	16-May-31	14.55% KZT FIXED RATE NOTE 26/31	KZT	9,000,000,000.00
2400_GMTN2076_00_1	14-Aug-26	18-Mar-30	14.9% KZT FIXED RATE NOTE 26/30	KZT	15,000,000,000.00
			KZT TOTAL		42,800,000,000.00

2397_GMTN2081_00_2	14-Aug-26	14-Feb-28	15% NGN FIXED RATE DUAL CURRENCY NOTE 26/28	NGN	35,000,000,000.00
2393_GMTN2075_00_2	3-Aug-26	3-Aug-27	14.5% NGN FIXED RATE DUAL CURRENCY NOTE 26/27	NGN	70,000,000,000.00
2388_GMTN2070_00_2	17-Jul-26	17-Jul-27	15.5% NGN FIXED RATE DUAL CURRENCY NOTE 26/27	NGN	35,000,000,000.00
2382_GMTN2064_00_2	7-Jul-26	7-Jul-27	15.25% NGN FIXED RATE DUAL CURRENCY NOTE 26/27	NGN	35,000,000,000.00
			NGN TOTAL		175,000,000,000.00

2410_GMTN2091_00_2	23-Sep-26	23-Sep-31	5.4% PEN FIXED RATE DUAL CURRENCY NOTE 26/31	PEN	175,000,000.00
2403_GMTN2085_00_2	1-Sep-26	1-Sep-32	5.5% PEN FIXED RATE DUAL CURRENCY NOTE 26/32	PEN	175,000,000.00
2389_GMTN2071_00_2	24-Jul-26	24-Jul-31	5% PEN FIXED RATE DUAL CURRENCY NOTE 26/31	PEN	150,000,000.00
2383_GMTN2065_00_2	6-Jul-26	6-Jul-29	5.3% PEN FIXED RATE DUAL CURRENCY NOTE 26/29	PEN	250,000,000.00
2195_GMTN1882_01_2	10-Aug-26	24-Sep-31	5% PEN FIXED RATE DUAL CURRENCY NOTE 26/31	PEN	175,000,000.00
			PEN TOTAL		925,000,000.00

2396_GMTN2080_00_2	12-Aug-26	12-May-28	TRY ZERO COUPON NOTE 26/28	TRY	2,500,000,000.00
2384_GMTN2066_00_2	8-Jul-26	8-Jul-28	TRY ZERO COUPON NOTE 26/28	TRY	4,500,000,000.00
2102_GMTN1789_02_2	24-Sep-26	25-Apr-28	37.5% TRY FIXED RATE NOTE 26/28	TRY	1,250,000,000.00
2102_GMTN1789_01_2	21-Jul-26	25-Apr-28	37.5% TRY FIXED RATE NOTE 26/28	TRY	1,250,000,000.00
1951_GMTN1641_02_2	9-Sep-26	19-Jul-28	27.5% TRY FIXED RATE NOTE 26/28	TRY	1,250,000,000.00
			TRY TOTAL		10,750,000,000.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2414_GMTN2095_00_1	30-Sep-26	30-Sep-33	5% USD FIXED RATE/GLOBAL 26/33	USD	2,000,000,000.00
2413_GMTN2094_00_1	30-Sep-26	2-Oct-29	4.875% USD FIXED RATE/GLOBAL 26/29	USD	3,000,000,000.00
2404_GMTN2086_00_1	26-Aug-26	26-Aug-36	4.625% USD FIXED RATE/GLOBAL 26/36	USD	2,000,000,000.00
2398_GMTN2082_00_2	18-Aug-26	18-Aug-31	USD FLOATING RATE NOTES WITH FLOOR AND CAP 26/31	USD	50,000,000.00
			USD TOTAL		7,050,000,000.00

2391_GMTN2072_00_2	30-Jul-26	30-Jul-46	ZAR ZERO COUPON/ CALLABLE 26/46	ZAR	3,500,000,000.00
			ZAR TOTAL		3,500,000,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2026

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION		FINAL REDEMPTION

AZN
AZN 1887_GMTN1578_00_1		5-Feb-27	5-Aug-26	6.5% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 24/27		4,875,000.00	[a]	0.00
					AZN- TOTAL	4,875,000.00		0.00
CAD
CAD 1840_GMTN1533_00_1		13-Jul-26	13-Jul-26	4.4% CAD FIXED RATE NOTE 23/26		0.00		1,000,000,000.00
					CAD - TOTAL	0.00		1,000,000,000.00
COP
COP 1852_GMTN1545_00_2		31-Aug-26	31-Aug-26	11% COP FIXED RATE DUAL CURRENCY NOTE 23/26		0.00		125,000,000,000.00
COP 1852_GMTN1545_01_2		31-Aug-26	31-Aug-26	11% COP FIXED RATE DUAL CURRENCY NOTE 24/26		0.00		85,000,000,000.00
					COP - TOTAL	0.00		210,000,000,000.00
EGP
EGP 2143_GMTN1830_00_2		2-Jul-26	2-Jul-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		1,500,000,000.00
EGP 2153_GMTN1840_00_2		28-Jul-26	28-Jul-26	18.5% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		600,000,000.00
EGP 2165_GMTN1852_00_2		27-Aug-26	27-Aug-26	21.25% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		1,250,000,000.00
EGP 2187_GMTN1875_00_2		17-Sep-26	17-Sep-26	20.5% EGP FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		750,000,000.00
					EGP - TOTAL	0.00		4,100,000,000.00
GBP
GBP 1372_GMTN1091_00_1		15-Sep-26	15-Sep-26	0.625% GBP FIXED RATE NOTE 19/26		0.00		250,000,000.00
GBP 1971_GMTN1661_00_1		22-Jul-26	22-Jul-26	4.25% GBP FIXED RATE NOTE 24/26		0.00		750,000,000.00
					GBP- TOTAL	0.00		1,000,000,000.00
GEL
GEL 1905_NMTN_00		26-Feb-29	25-Aug-26	GEL FLOATING RATE NOTES AMORTIZING 24/29		4,062,500.00	[a]	0.00
GEL 1856_NMTN_00		18-Sep-28	16-Sep-26	GEL FLOATING RATE NOTES AMORTIZING 23/28		37,135,670.00	[a]	0.00
					GEL - TOTAL	41,198,170.00		0.00
HKD
HKD 1602_GMTN1311_00_2		9-Aug-26	9-Aug-26	0.69% HKD FIXED RATE NOTE 21/26		0.00		350,000,000.00
HKD 1858_GMTN1550_00_2		18-Sep-26	18-Sep-26	4.135% HKD FIXED RATE NOTE 23/26		0.00		80,000,000.00
HKD 1906_GMTN1596_00_2		28-Aug-26	28-Aug-26	3.985% HKD FIXED RATE NOTE 24/26		0.00		200,000,000.00
HKD 1953_GMTN1643_00_2		9-Jul-26	9-Jul-26	4.01% HKD FIXED RATE NOTE 24/26		0.00		100,000,000.00
HKD 2156_GMTN1843_00_2		28-Jul-26	28-Jul-26	2.37% HKD FIXED RATE NOTE 25/26		0.00		100,000,000.00
					HKD - TOTAL	0.00		830,000,000.00
HUF
HUF 1964_GMTN1654_00_2		22-Aug-26	22-Aug-26	4.85% HUF FIXED RATE NOTE 24/26		0.00		5,000,000,000.00
					HUF - TOTAL	0.00		5,000,000,000.00
KZT
KZT 2031_GMTN1693_00_1		21-Jan-27	22-Jul-26	13.94% KZT FIXED RATE / AMORTIZING NOTES 25/27		288,310,000.00	[a]	0.00
KZT 1587_GMTN1291_00_1		18-Sep-29	17-Sep-26	10.45% KZT FIXED RATE / AMORTIZING NOTES 21/29		444,891,000.00	[a]	0.00
KZT 2078_GMTN1754_00_1		18-Mar-30	18-Sep-26	15.35% KZT FIXED RATE / AMORTIZING NOTES 25/30		599,282,000.00	[a]	0.00
					KZT - TOTAL	1,332,483,000.00		0.00
MNT
MNT 1848_GMTN1541_00_1		18-Jul-26	18-Jul-26	11.25% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26		0.00		13,700,000,000.00
MNT 2159_GMTN1846_00_2		5-Aug-28	5-Aug-26	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/28		5,000,000,000.00	[a]	0.00
MNT 2144_GMTN1831_00_2		16-Aug-31	17-Aug-26	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/31		5,072,778,000.00	[a]	0.00
MNT 2179_GMTN1858_00_2		4-Sep-28	4-Sep-26	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/28		1,785,000,000.00	[a]	0.00
					MNT - TOTAL	11,857,778,000.00		13,700,000,000.00
NGN
NGN 2164_GMTN1851_00_2		27-Aug-26	27-Aug-26	20.75% NGN FIXED RATE DUAL CURRENCY NOTE 25/26		0.00		35,000,000,000.00
					NGN - TOTAL	0.00		35,000,000,000.00
NZD
NZD 1600_NZDM0014_00_1		6-Aug-26	6-Aug-26	1.5% NZD FIXED RATE NOTE 21/26		0.00		750,000,000.00
					NZD - TOTAL	0.00		750,000,000.00
PLN
PLN 1959_GMTN1649_00_2		30-Jul-30	30-Jul-26	PLN ZERO COUPON/ CALLABLE 24/30		605,000,000.00	[b]	0.00
PLN 1963_GMTN1652_00_2		5-Aug-29	5-Aug-26	PLN ZERO COUPON/ CALLABLE 24/29		700,000,000.00	[b]	0.00
					PLN - TOTAL	1,305,000,000.00		0.00
SEK
SEK 1348_GMTN1072_00_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 19/26		0.00		1,250,000,000.00
SEK 1348_GMTN1072_01_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 19/26		0.00		150,000,000.00
SEK 1348_GMTN1072_02_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 19/26		0.00		1,500,000,000.00
SEK 1348_GMTN1072_03_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 20/26		0.00		500,000,000.00
SEK 1348_GMTN1072_04_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 20/26		0.00		500,000,000.00
SEK 1348_GMTN1072_05_2		8-Jul-26	8-Jul-26	0.295% SEK FIXED RATE NOTE 20/26		0.00		1,000,000,000.00
					SEK - TOTAL	0.00		4,900,000,000.00
TRY
TRY 2015_GMTN1710_00_2		29-Jul-26	29-Jul-26	30% TRY FIXED RATE NOTE 25/26		0.00		2,000,000,000.00
TRY 2148_GMTN1835_00_2		9-Jul-26	9-Jul-26	37.5% TRY FIXED RATE NOTE 25/26		0.00		2,000,000,000.00
					TRY - TOTAL	0.00		4,000,000,000.00
USD
USD 1120_GMTN0855_00_1		24-Apr-26	24-Apr-26	2% USD FIXED RATE/GLOBAL 16/26		0.00		500,000,000.00
USD 1559_GMTN1271_00_1		14-Apr-26	14-Apr-26	1% USD FIXED RATE/GLOBAL 21/26		0.00		100,000,000.00
USD 1582_GMTN1293_00_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		1,000,000,000.00
USD 1582_GMTN1293_01_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		150,000,000.00
USD 1582_GMTN1293_02_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		100,000,000.00
USD 1582_GMTN1293_03_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		75,000,000.00
USD 1582_GMTN1293_04_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 21/26		0.00		75,000,000.00
USD 1582_GMTN1293_05_2		16-Jun-26	16-Jun-26	USD FLOATING RATE NOTES 22/26		0.00		75,000,000.00
USD 1862_GMTN1554_00_2		26-Sep-28	28-Sep-26	4.875% USD FIXED RATE CALLABLE NOTES 23/28		500,000,000.00	[b]	0.00
					USD - TOTAL	500,000,000.00		2,075,000,000.00
ZAR
ZAR 2149_GMTN1836_00_2		10-Jul-40	10-Jul-26	ZAR ZERO COUPON/ CALLABLE 25/40		6,000,000,000.00	[b]	0.00
					ZAR - TOTAL	6,000,000,000.00		0.00

[a]	Amortized notional on indicated Redemption Date
[b]	Fully redeemed on indicated Redemption Date